UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares*

(Title of Class of Securities)

374511103**

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 1 ordinary share.

**	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103	SCHEDULE 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 126,690,687[1]
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 126,690,687
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,690,687
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.0%
12	TYPE OF REPORTING PERSON* IN

[1]

Includes (i) 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a company owned by Mr. Yuzhu Shi; and (ii) 24,690,687 ordinary shares held by Vogel Holding Group Limited, a company owned by Yuzhu Shi’s daughter, Ms. Jing Shi, for which Mr. Shi exercises sole voting and dispositive power.

CUSIP No. 374511103	SCHEDULE 13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Union Sky Holding Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 102,000,000
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 102,000,000
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.4%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 374511103	SCHEDULE 13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vogel Holding Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 24,690,687
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 24,690,687
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,690,687
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 374511103	SCHEDULE 13G	Page 5 of 9 Pages

Item 1	(a)	Name of Issuer:

Giant Interactive Group Inc. (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

2/F No. 29 Building, 396 Guilin Road, Shanghai, 200233, People’s Republic of China

Item 2	(a)	Name of Person Filing:

Yuzhu Shi Union Sky Holding Group Limited Vogel Holding Group Limited

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Yuzhu Shi

c/o Giant Interactive Group Inc.

2/F No. 29 Building

396 Guilin Road

Shanghai, 200233

People’s Republic of China

Union Sky Holding Group Limited

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Vogel Holding Group Limited

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Item 2	(c)	Citizenship

Yuzhu Shi - People’s Republic of China Union Sky Holding Group Limited - British Virgin Islands Vogel Holding Group Limited - British Virgin Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.0000002 American Depositary Shares

Item 2	(e)	CUSIP Number:

374511103

CUSIP No. 374511103	SCHEDULE 13G	Page 6 of 9 Pages

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yuzhu Shi	126,690,687 ordinary shares	49.0%	126,690,687 ordinary shares	0	126,690,687 ordinary shares	0
Union Sky Holding Group Limited	102,000,000 ordinary shares	39.4%	102,000,000 ordinary shares	0	102,000,000 ordinary shares	0
Vogel Holding Group Limited	24,690,687 ordinary shares	9.5%	24,690,687 ordinary shares	0	24,690,687 ordinary shares	0

The percentages of ownership set forth above are based on 258,670,626 ordinary shares outstanding as of December 31, 2007.

Union Sky Holding Group Limited is the record owner of 102,000,000 ordinary shares of the Issuer. Yuzhu Shi is the sole shareholder of Union Sky Holding Group Limited, and thereby may be deemed to beneficially own all of the shares held by Union Sky Holding Group Limited.

Vogel Holding Group Limited is the record owner of 24,690,687 ordinary shares of the Issuer. Vogel Holding Group Limited is owned by Mr. Shi’s daughter, Ms. Jing Shi. However, Mr. Shi exercises sole voting power and dispositive power for the shares, and thereby may be deemed to beneficially own all of the shares held by Vogel Holding Group Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 374511103	SCHEDULE 13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: January 31, 2008

Yuzhu Shi

/s/ Yuzhu Shi

Union Sky Holding Group Limited

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Authorized Signatory

CUSIP No. 374511103	SCHEDULE 13G	Page 8 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement